Exhibit 21.1

Principal Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
JuNeng Information Limited	Hong Kong
Beijing Haoyuqin Technology Co., Ltd.	People’s Republic of China
Beijing Mingge Technology Co., Ltd.	People’s Republic of China
Chongqing Haoyuqin Culture Media Co., Ltd.	People’s Republic of China